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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

October 5, 2012

Re:	Ally Financial Inc. Registration Statement on Form S-1 (the “Registration Statement”) File No. 333-173198 Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 28, 2012 File No. 001-03754

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Windsor:

Ally Financial Inc., a Delaware corporation (the “Company” or “Ally”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 7 to its Registration Statement on Form S-1 (the “Amendment No. 7”) and the prospectuses included therein (the prospectus relating to the common stock offering, the “Common Stock Prospectus” and the prospectus relating to the tangible units offering, the “Units Prospectus”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated May 8, 2012. The responses below have been provided by the Company and correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of Amendment No. 7 are enclosed and have been marked to show changes from Amendment No. 6 to the Registration Statement filed on April 12, 2012. References to page numbers in our response are to page numbers in Amendment No. 7. Capitalized terms defined in Amendment No. 7 and used in this letter but not otherwise defined herein have the meanings assigned to them in Amendment No. 7.

Mr. Christian N. Windsor	2	October 5, 2012

Amendment No. 6 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.	In order to provide a more balanced disclosure regarding your company, please supplement your summary presentation presented under the sub-heading “Our Strengths” with a discussion of the significant challenges that you face. These challenges appear to include the impact of the new capital planning and stress test regime, your changing relationship with the auto companies, and the financial struggles of your ResCap subsidiary.

The Company has revised its disclosure on pages 9-10 of the Common Stock Prospectus to include disclosure related to certain of the significant challenges that the Company faces. The disclosure includes, among other items, a discussion of regulatory matters and considerations related to the Company’s relationships with certain automotive manufacturers. However, since ResCap and certain of its wholly-owned subsidiaries have filed for relief under chapter 11 of the bankruptcy code, which is discussed on pages F-9-12 of the Common Stock Prospectus, the Company respectfully submits that specific disclosure related to challenges at ResCap is not necessary within the Prospectus Summary. For a discussion of risks to the Company related to the ResCap bankruptcy, refer to the risk factor on pages 28-29 of the Common Stock Prospectus.

Risk Factors, page 18

Our business and financial condition could be further adversely affected as a result of mortgage foreclosures…, page 19

2.	It appears that the Commonwealth of Massachusetts has limited its settlement with Ally so that it does not cover “claims related to MERS.” Please explain how the Commonwealth may have a claim related to your use of MERS, the amount of mortgages that Ally or its subsidiaries issued which have been titles using MERS, and tell us whether management considered that the risks associated with MERS title claims warrant a separate risk factor discussion.

ResCap and certain of its wholly-owned subsidiaries (the debtors) have filed for relief under chapter 11 of the bankruptcy code. Since this claim was brought against debtors in the ResCap bankruptcy only, management does not believe the Company has any material remaining exposure related to this matter. For a discussion of risks to the Company related to the ResCap bankruptcy, refer to the risk factor on pages 28-29 of the Common Stock Prospectus.

We are subject to new capital planning and systemic risk regimes…, page 20

3.	The risk factor section must provide investors with sufficient information in order to put the risk in context. Please clarify this risk factor, or add a separate risk factor, to disclose that under the Federal Reserve’s stress test, Ally was not able to meet the required minimum capital ratio necessary to pass the test. Also, please disclose that under the test scenario, Ally’s Tier 1 capital fell to 4.4%.

The Company respectfully submits that it has disclosed the fact that the FRB objected to the Company’s capital plan and that it has submitted a revised capital plan as required on pages 20, 147 and 187 of the Common Stock Prospectus. The Company does not believe that the disclosure of its Tier 1 capital under the test scenario is material or necessary for investors to understand the risk involved.

Mr. Christian N. Windsor	3	October 5, 2012

We have extensive financing and hedging exposures to ResCap…, page 29

4.	We note that you have extended your secured funding of ResCap through May 14, 2012 and have terminated the unsecured portion of your funding. Please tell us about the extent to which Ally has any other credit exposure, including inter-company transfers or net settlement arrangements.

ResCap and certain of its wholly-owned subsidiaries have filed for relief under chapter 11 of the bankruptcy code. While the Company does continue to have credit exposure to ResCap, and expects to continue to have credit exposure through the bankruptcy process, management believes that all such amounts are fully collectible. Disclosure to this effect is noted on page F-12 of the Common Stock Prospectus. As a result, the Company respectfully submits that risk factor disclosure related to credit extended to ResCap is no longer necessary. For a discussion of risks to the Company related to the ResCap bankruptcy, refer to the risk factor on pages 28-29 of the Common Stock Prospectus.

5.	In order to help us understand the potential liability that Ally might have to creditors of ResCap in the event of a bankruptcy filing by ResCap, please also provide us with a schedule of ResCap’s currently outstanding debt and other creditor relationships, including the date or origination and the originating debtor. Finally, please tell us about how the mortgage operations were held during the 2004-2008 period, including any transactions that Ally or its predecessors made to move mortgage assets into ResCap.

ResCap and certain of its wholly-owned subsidiaries have filed for relief under chapter 11 of the bankruptcy code. In connection with this, the Company and its direct and indirect subsidiaries and affiliates reached an agreement with the debtors in the bankruptcy and certain other creditor constituencies on a prearranged plan that, if approved by the bankruptcy court, would resolve all material liability that the Company could have to creditors of ResCap. As a result of this, as described on pages 52, 58, 59, 100, F-12 and F-89 of the Common Stock Prospectus, the Company recorded a charge of $1.2 billion during the three months ended June 30, 2012. For a discussion of risks to the Company related to the ResCap bankruptcy, including risks related to the plan not being approved, refer to the risk factor on pages 28-29 of the Common Stock Prospectus.

The Company respectfully submits that, given the developments described above as well as the disclosure included in the Prospectus, production of the extraordinarily detailed information requested in comment 5 is not necessary.

Certain of our mortgage subsidiaries have been, and will likely continue to be, required to repurchase mortgage loans for losses…, page 30

6.	If material, add a risk factor that separately discusses the risks associated with possible liability for representations and warranties issues for mortgages sold to private label MBS, as discussed on pages F-145 -149.

As a result of the bankruptcy filing by ResCap and certain of its subsidiaries, the Company respectfully submits that there is no material risk associated with possible liability for representations and warranties issues for mortgages sold to private label MBS. For a discussion of risks to the Company related to the ResCap bankruptcy, refer to the risk factor on pages 28-29 of the Common Stock Prospectus.

Mr. Christian N. Windsor	4	October 5, 2012

A failure of or interruption in, as well as, security risks…, page 37

7.	You disclose that you rely heavily upon communications and information systems to conduct your business and that these systems may present security risks and could be susceptible to hacking or identity theft. We note reports that the prevalence of cyber attacks, including denial of service attacks and attacks that have resulted in the loss of customer data, has increased. Please tell us whether you have experienced cyber attacks in the past. If so, please revise your risk factor disclosure and your operational risk disclosure on page 118 to disclose that you have experienced such cyber attacks in order to provide the proper context for your disclosure. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

The Company, similar to other financial institutions, is subject to ongoing cyber attacks. The Company has not experienced cyber attack incidents that have resulted in any significant denial of service or loss of customer data. Management has specifically considered the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 in the preparation of its disclosures and respectfully submits that it believes the Company’s disclosures are adequate based on current facts and circumstances.

Management’s Discussion and Analysis, page 53

8.	On page 53, you discuss your re-entry into providing auto financing to the “lower credit tiers.” Please tell us the extent to which lower credit tier financing has increased since the end of 2011, including any impact upon your average borrower FICO score. If this portion of your operations has materially changed after the end of the year, consider revising your disclosure in the Summary and Risk Factors section, as appropriate.

The Company defines nonprime U.S. consumer automobile loans as those loans with a FICO score (or an equivalent score) at origination of less than 620. The percentage of total nonprime U.S. consumer loan originations as a percentage of total U.S. consumer loan originations has increased from 7.3% for the quarter ended December 31, 2011 to 9.0% for the quarter ended June 30, 2012. The weighted average FICO score for U.S. new retail originations has decreased from 723 for the quarter ended December 31, 2011 to 713 for quarter ended June 30, 2012. The average FICO scores for U.S. used retail originations and lease originations have even smaller changes in the average FICO scores. Given the foregoing, the Company believes that the increase in lower credit tier financing and the impact upon the Company’s average borrower FICO has not materially changed its operations since the end of 2011, and therefore respectfully submits that additional disclosure is not necessary. Refer to page 30 of Common Stock Prospectus for risk factor disclosure related to credit risk, which includes a discussion of the Company’s recent increases of nonprime automobile financing.

Mortgage, page 54

9.	We note your revised disclosure in response to prior comment 1 in our letter dated December 22, 2011. Please further revise to provide management’s view of the likelihood that Ally will be able to increase retail and direct mortgage production so that profitability is not affected by the decrease in correspondent lending.

As a result of the bankruptcy filing by ResCap and certain of its subsidiaries, the Company respectfully submits that additional disclosure related to mortgage production is not necessary as

Mr. Christian N. Windsor	5	October 5, 2012

the bankruptcy filing by ResCap will result in substantial decreases in all retail and direct mortgage production for the Company.

Consolidated Results of Operations, page 62

10.	On page 64, you indicate that one of the key metrics that management considers is the efficiency ratio, and you provide an analysis of expense controls implemented in 2010. However, your efficiency ratio increased from 79.21% in 2010 to 95.29% in 2011. Please revise this disclosure to explain the changes in 2011 over 2010 that increased your costs as a percentage of income and discuss any change in focus away from cost control as part of your overall strategy.

The Company has revised its disclosure on page 62 of the Common Stock Prospectus.

Automotive Financing Operations, page 66

11.	On April 25, 2012 you filed an Item 1.02 8-K that disclosed that Chrysler had provided you with a notice of non-renewal of your exclusivity privileges. This means that the agreement with Chrysler will expire April 30, 2013. If material, revise your management’s discussion to provide management’s view of the impact of the non-renewal upon your auto financing operations, as well as your overall business strategy. Please make conforming changes to the Summary and consider appropriate risk factors disclosure.

The Company has revised its disclosure on page 50 of the Prospectus. This revision was completed to provide context around the current size and scope of the Company’s Chrysler subvented business. Management expects the Company to continue to play a significant role with Chrysler dealers in the future, as the dealer is its direct customer for the majority of business that is conducted.

Market Risk, page 116

12.	In your discussion of your interest rate risk exposure, your testing is based upon parallel changes in market rates. However, we note your disclosure on page 34 that you are highly dependent upon your credit ratings in terms of your access to, and the cost of, debt funding. Please tell us whether you conduct any evaluation of the impact on your financial condition as a result of an increase in your cost of funds, without a corresponding change to the rates of returns for your main asset classes.

As part of the Company’s asset-liability risk assessment, its corporate treasury function performs extensive sensitivity analysis, which includes scenarios where the Company’s cost of funds increases without a corresponding change in its rates of returns for main asset classes. Management respectfully submits that it believes that the fair value sensitivity analysis disclosures are adequate based on disclosure requirements and benchmarking of peer documents.

Capital Planning and Stress Test, page 127

13.	Revise this section to disclose the material actions that Ally must take to comply with the provisions of your revised capital plan that was submitted to the Federal Reserve in response to the March 13, 2012 stress test results. Also, revise your disclosure to provide management’s view regarding any material effects on your financial condition, or results of operations, as a result of the actions you have taken or expect to take in implementing your capital plan. Provide revised risk factor disclosure as appropriate.

Mr. Christian N. Windsor	6	October 5, 2012

The Company respectfully submits that it has disclosed the fact that the FRB objected to the Company’s capital plan and that it has submitted a revised capital plan as required on pages 20, 147 and 187 of the Common Stock Prospectus. As a result of the bankruptcy filing by ResCap and certain of its subsidiaries, the Company does not believe that there is any other material action that the Company must take to comply with the provisions of its revised capital plan. The Company is currently in discussions with the FRB and it is management’s belief that there will be no material effects on the Company’s financial condition, or results of operations, as a result of the actions the Company has taken or expects to take beyond the bankruptcy of the debtors.

Executive Compensation

Substantial Conformance with Federal Reserve Guidance…, page 192

14.	You disclose management’s belief that Ally’s incentive compensation practices are in “substantial conformance” with the Federal Reserve guidance for all NEOs, other executive officers and other employees. Please revise to disclose in greater detail what you mean by “substantial conformance.”

The Federal Reserve guidance referred to in comment 14 stated that each firm (including Ally), was required to demonstrate significant progress toward consistency with such guidance, should achieve “substantial conformance” with the guidance by the end of 2011, and should fully conform thereafter. The Company’s disclosure was intended to indicate that, as required by the Federal Reserve’s guidance, the Company had achieved “substantial conformance” by the end of 2011.

Offering Prospectus Back Cover Page

15.	Please advise dealers of their prospectus delivery obligation, as required by Item 502(b) of Regulation S-K.

The Company respectfully submits that Item 502(b) is not applicable to the Company as Rule 174(b) of the Securities Act sets forth that no prospectus need be delivered if the issuer is subject, immediately prior to the time of filing the registration statement, to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

16.	Please revise your future Form 10-K filings to address the above comments as applicable.

The Company will revise its future Form 10-K filings accordingly.

Item 11. Executive Compensation, page 239

17.	Please revise future filings to discuss the 2011 Incentive Compensation Plan, 2011 Executive Performance Plan, Employee Stock Purchase Plan and 2011 Non-Employee Directors Equity Compensation Plan, as you have done in the Form S-1 registration statement.

The Company will revise its future filings accordingly.

Mr. Christian N. Windsor	7	October 5, 2012

•         •         •

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

Please direct any comments on the foregoing to the undersigned at (212) 450-4224.

Very truly yours,

/s/ Richard J. Sandler

Richard J. Sandler

cc w/ enc:	Matt McNair

Hugh West

David Irving

    Division of Corporation Finance

    U.S. Securities and Exchange Commission

David J. DeBrunner

    Ally Financial Inc.

James J. Clark

Noah B. Newitz

Brian Kelleher

    Cahill Gordon & Reindel LLP